PRESS RELEASE
--------------

FOR IMMEDIATE RELEASE

              Navios Maritime Holdings Inc. Announces Fleet Update

              -Company Contracts for Three New Charter-In Vessels-

                -Takes Delivery of New Vessel, the Navios Titan-

                          -Exercises Purchase Options-

Piraeus, Greece -- (November 17, 2005) - Navios Maritime Holdings Inc ("Navios")
(NASDAQ: BULK, BULKU, BULKW), one of the leading global brands in seaborne dry bulk shipping, announced today that it has entered into contracts for three long term charter-in vessels, of which 2 are Panamaxes and 1 is a Handymax. The vessels, all to be built at Japanese shipyards, are scheduled for delivery in
2007 and 2008.

"The contracts announced today further illustrate our multiple approaches to generating revenue," said Ms. Angeliki Frangou, Chairman and CEO of Navios.
"These long-term charters will complement our existing chartered-in fleet and add to the diversity of our operation, which includes wholly-owned vessels and our Uruguay port facility. We expect that these vessels will generate significant revenue for our Company and provide enhanced value to shareholders."

The charter-in vessels to be added to the fleet are reflected in the table below:

----------------------- ---------- ----------------------- ----------------------------- ------------------------
VESSEL TYPE             DWT        EXPECTED DELIVERY       CHARTER                       PURCHASE OPTION
----------------------- ---------- ----------------------- ----------------------------- ------------------------

Panamax                 82,000     Q4 2007                 7 years + option 2 years      Yes
----------------------- ---------- ----------------------- ----------------------------- ------------------------
Panamax                 76,500     Mid 2008                7 years + option 2 years      Yes
----------------------- ---------- ----------------------- ----------------------------- ------------------------
Ultra-Handymax          55,100     Summer 2008             7 years + option 2 years      No
----------------------- ---------- ----------------------- ----------------------------- ------------------------

NEW VESSEL DELIVERY

Navios announced the delivery of a new vessel to its long-term chartered-in fleet, the Navios Titan. The Titan is an 82,800 dwt Panamax built in 2005 at the
Tsuneishi Shipyard in Japan. The Titan has been chartered by Navios for five-years with an option for three additional years. The Titan has been chartered out on a multi-year contract at a favorable rate.

CHARTERED-IN FLEET UPDATE

Including the Navios Titan, Navios currently controls 17 vessels under long-term charters. Nine of these vessels have unexercised purchase options. Of the 17 chartered-

in vessels, 9 are currently in operation and 8 are scheduled for delivery at various times over the next three years. The vessels are chartered in at rates well below the spot market, and the average age of the current fleet is under
3.5 years of age.

EXERCISE OF PURCHASE OPTIONS

Navios also announced that it had exercised purchase options on the following six vessels within the last three months:

---------------------------- -------------------------- -------------------------- --------------------------
VESSEL NAME                  DWT                        YEAR BUILT                 VESSEL TYPE
---------------------------- -------------------------- -------------------------- --------------------------

Navios Meridian              50,316                     2002                       Ultra-Handymax
---------------------------- -------------------------- -------------------------- --------------------------
Navios Mercator              53,400                     2002                       Ultra-Handymax
---------------------------- -------------------------- -------------------------- --------------------------
Navios Magellan              74,333                     2000                       Panamax
---------------------------- -------------------------- -------------------------- --------------------------
Navios Galaxy                74,195                     2001                       Panamax
---------------------------- -------------------------- -------------------------- --------------------------
Navios Arc                   53,514                     2003                       Ultra-Handymax
---------------------------- -------------------------- -------------------------- --------------------------
Navios Horizon               50,346                     2001                       Ultra-Handymax
---------------------------- -------------------------- -------------------------- --------------------------

The option on the Navios Horizon was exercised on November 15, 2005. At this time, Navios has executed all currently exercisable purchase options on its chartered-in fleet. Navios expects that by exercising these six purchase options, it will recognize a positive annual EBITDA contribution of approximately $12 million. Upon delivery, Navios will have 12 owned vessels in its fleet. Navios expects to take delivery of the first of these options, the
Navios Meridian, during the week of November 28, 2005.

ABOUT NAVIOS MARITIME HOLDINGS INC.

Navios Maritime Holdings, Inc. is one of the leading global brands in seaborne dry bulk shipping and is a trusted partner for industrial end users, shipowners, financial business partners, agents and brokers. As a public company, Navios is committed to providing best-in-class service to both customers and business partners. Navios maintains offices in South Norwalk, Connecticut; Piraeus,
Greece, and Montevideo, Uruguay. Navios's stock is listed on the NASDAQ's
National Market System where its Common Shares, Units, and Warrants trade under the symbols "BULK", "BULKU" and "BULKW" respectively. Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United
States Securities and Exchange Commission.

SAFE HARBOR

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime
Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Navios's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

PUBLIC & INVESTOR RELATIONS CONTACT:
Navios Maritime Holdings Inc.
Investor Relations
212-279-8820
investors@navios.com

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